EXHIBIT 99.1


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                                  Announcement

         Banco Itau S.A. and Banco BBA Creditanstalt S.A. announce the completion of the association between the two banks

Banco Itau S.A. (ITAU) and Banco BBA Creditanstalt S.A. (BBA) wish to announce to their shareholders and the market that:

1) The association of ITAU with BBA was concluded today with:

o  the approval by the Central Bank of Brazil and other regulatory authorities,

o  the signature of both parties to all documentation, and

o  the financial settlement of the operation.

2) From March 10, 2003, customers included in the Large Company segment of ITAU and BBA will be serviced through a single relationship channel. One hundred and eighty employees transferred from ITAU are now integrated with some four hundred and twenty employees from BBA, thus forming the new ITAU-BBA team;

3) Finaustria Companhia de Credito, Financiamento e Investimento's consumer credit portfolio as well as the private bank, brokerage house and asset management operations are already under ITAU's management.

                                                    Sao Paulo, February 26, 2003

Alfredo Egydio Setubal                                  Fernao Bracher
Investor Relations Director                             Chief Executive Officer
Banco Itau S.A.                                         Banco Itau-BBA S.A.